August 27, 2009
Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Shaw Communications Inc. (the “Company”)
Form 40-F for the year ended August 31, 2008
Filed: December 1, 2008
File No: 1-14684
This letter responds to the comments raised in your letter of June 30, 2009 regarding the above-referenced filing.
Each of your comments appears below in italics, numbered as per your letter, and is followed by our response.
1.     Describe for us in more detail the discount cash flow valuation method you employed in performing impairment tests. Explain how your method isolates the cash flows associated with the intangible asset, as required by EITF D-108. Describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit in your impairment analysis.
The Company’s impairment test includes analysis using various methodologies which results in a fair value of property, plant and equipment, intangible assets not subject to amortization, and a residual fair value allocated to goodwill. The primary methodology employed in our impairment test to estimate the fair value of the intangible assets not subject to amortization is a discounted cash flow (“DCF”) analysis.
Using DCF analysis for each reporting unit in the impairment analysis, the Company estimates the discrete future cash flows associated with the intangible asset for 5 years and determines an appropriate terminal value. The future cash flows are based on assumptions to isolate the fair value of the broadcast rights and these assumptions do not employ any value related to the goodwill associated with the business. The DCF analysis determines a fair value (“FV”) for the intangible assets not subject to amortization for each reporting unit using a direct value method as required by EITF D-108.
Shaw Communications Inc.
Suite 900, 630 – 3rd Avenue SW, Calgary, Alberta T2P 4L4
Telephone (403) 750-4500 • Facsimile (403) 750-4501

With respect to the most recent impairment test conducted in the third quarter, the assumptions used are reflective of the fair value of the broadcast rights and include limited revenue growth associated with customer price increases (no price increases included post 2010), and nominal customer growth. The pricing power and higher customer growth reflected in the Company’s actual historical results and potential future results is associated with the goodwill in our business and excluded from the DCF analysis.
In determining the terminal value in the DCF analysis we have employed both a perpetuity growth assumption and a multiple of operating income before amortization. The assumptions used in determining the terminal multiple are reflective of the fair value of the broadcast rights and includes a cable free cash flow perpetuity growth rate assumption of 2.5% and a cable service operating income before amortization terminal multiple of 6.0x. The perpetuity growth rate of 2.5% is essentially a proxy of inflation and does not incorporate the potential higher growth rates that can be achieved when consideration is given to the goodwill in the business. The terminal multiple of 6.0x does not include the inherent goodwill in the business when compared to the Company’s current trading multiple of 7.5x, and historical trading multiple of 9.0x to 10.0x.
The discount rates used in the DCF analysis are based on the Company’s weighted average cost of capital (“WACC”) and an assessment of the risk inherent in the projected cash flows. A cable discount rate of 9.0% was used and was computed using a base theoretical WACC calculation of 6.5%.
The terminal assumptions in the DTH and satellite services reporting unit analysis included a free cash flow perpetuity growth rate of 2.0%, and a service operating income before amortization terminal multiple of 5.5x. The discount rate used was 10.5%. These assumptions, compared to our Cable reporting unit discussed above, reflect the lower growth profile and maturity of this business and also do not include any goodwill inherent in the business.
The DCF analysis has historically, and consistently in the most recent analysis, produced FV amounts that are significantly higher than the carrying amount of the broadcast rights.
In analyzing the fair values determined for the broadcast rights and the reporting units the Company also compares these to the total entity value determined using a market capitalization approach and current market transactions.
2.     Please provide us with your proposed disclosure changes for the following:
•	The date of your annual impairment test and whether you have performed subsequent interim impairment tests,

•	the carrying value of the intangible asset for each unit of accounting,

•	description of the valuation method used,

•	the qualitative and quantitative description of the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your impairment analysis,

•	a sensitivity analysis showing the impact on your impairment test resulting from a one percent change in each of your significant assumptions, and

•	a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in the fair value of your broadcast rights at the time of your impairment testing.
Draft MD&A disclosure regarding Intangibles and Impairment for 2009 Annual Report
Intangibles
The excess of the cost of acquiring cable and satellite businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Net identifiable intangible assets acquired consist of amounts allocated to broadcast rights which represent identifiable assets with indefinite useful lives.
Broadcast rights are comprised of broadcast authorities including licenses and exemptions from licensing that allow access to homes and subscribers in a specific area that are identified on a business combination with respect to the acquisition of shares or assets of a broadcast distribution undertaking.
The Company has concluded that the broadcast rights have indefinite useful lives since there are no legal, regulatory, contractual, economic or other factors that would prevent the Company’s license renewals or limit the period over which these rights will contribute to the Company’s cash flows. Goodwill and broadcast rights are not amortized but assessed for impairment on an annual basis in accordance with CICA Handbook Section 3063 “Impairment of Long-lived assets” and FAS No. 142 “Goodwill and Other Intangible Assets”. The Company periodically evaluates the unit of account used to test for impairment of the broadcast rights to ensure testing is performed at the appropriate level. The Company has identified two reporting units that have remained unchanged for a period exceeding 5 years:
•	Cable systems

•	Direct to Home (“DTH”) and satellite services
Asset Impairment
Goodwill and Indefinite-lived Intangible Assets
Goodwill impairment is determined using a two-step process. The first step involves a comparison of the estimated fair value of the reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If the carrying amount of the reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the amount of the impairment loss.
The impairment test for other intangible assets not subject to amortization involves a comparison of the estimated fair value of the intangible asset with its carrying value. The Company estimates the fair value of intangible assets not subject to amortization using a discounted cash flow (“DCF”) analysis. Significant judgements are inherent in this analysis including estimating the amount and timing of the cash flows attributable to the broadcast rights, the selection of an appropriate discount rate, and the identification of appropriate terminal growth rate assumptions. In this analysis the Company estimates the discrete future cash flows associated with the intangible asset for 5 years and determines a terminal value. The future cash flows are based on the Company’s estimates of future operating results, economic conditions and the competitive environment. The terminal value is estimated using both a perpetuity growth assumption and a multiple of operating income before amortization. The discount rates used in the analysis are based on the Company’s weighted average cost of capital and an assessment of the risk inherent in the projected cash flows. In analyzing the fair value determined by the DCF analysis the Company also considers a market approach determining a fair value for each unit and total entity value determined using a market capitalization approach.
The Company tests goodwill and indefinite-lived intangible assets for impairment annually during the third quarter, or more frequently if events or changes in circumstances warrant. The Company performed an interim impairment test in December 2008 due to continued changes in economic conditions and prompted by recent impairments of goodwill and intangible assets in the global telecommunications industry. The interim impairment test indicated that the estimated fair value of the Cable systems reporting unit and DTH and Satellite services unit exceeded their carrying value by a significant amount and no impairment was required. The annual impairment test was conducted as at March 1, 2009 and the fair value of the reporting units continued to exceed their carrying value by a significant amount. A hypothetical decline of 10% and 20% in the fair value of the broadcast rights for each reporting unit as at March 1, 2009 would not result in any impairment loss. Further, any changes in economic conditions since the impairment testing conducted as at March 1, 2009 do not represent events or changes in circumstance that would be indicative of impairment at xxxx.
Significant estimates inherent to this analysis include discount rates and the terminal value. The estimates that have been utilized in the impairment tests reflect any changes in market conditions and are as follows:

Terminal Value
Terminal Operating Income
	Discount Rate		Terminal Growth Rate		before Amortization Multiple
	March 2009	December 2008	March 2009	December 2008	March 2009	December 2008

Cable systems	xx%	xx%	xx%	xx%	xx	xx

DTH and satellite services	xx%	xx%	xx%	xx%	xx	xx

A sensitivity analysis of significant estimates is conducted as part of every impairment test. With respect to the impairment tests performed in the third quarter, in the Cable reporting unit an increase in the discount rate of 1% would cause the fair value to decline by less than ___%, a 1% decrease in the terminal growth rate would cause the fair value to decline by less than ___%, and a 0.5 times reduction in the terminal operating income before amortization multiple would cause the fair value to decline by less than ___%. With respect to the DTH and Satellite services reporting unit, an increase in the discount rate of 1% would cause the fair value to decline by less than ___%, a 1% decrease in the terminal growth rate would cause the fair value to decline by less than ___%, and a 0.5 times reduction in the terminal operating income before amortization multiple would cause the fair value to decline by less than ___%.

	Carrying amount
	2009	2008
	$	$

Broadcast rights
Cable systems	xxx	3,792,946
DTH and satellite services	xxx	983,132

	xxx	4,776,078

Goodwill — non-regulated satellite services	xxx	88,111

Net book value	xxx	4,864,189

If you have any further comments or would like to discuss any of the responses, please contact us at your convenience.
Sincerely,
/s/ Steve Wilson
Steve Wilson
Senior Vice President and Chief Financial Officer

Cc:	Audit Committee
Ernst & Young LLP

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